UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-124878

American Tire Distributors Holdings, Inc.

American Tire Distributors, Inc.

Am-Pac Tire Dist. Inc.

(Exact name of registrant as specified in its charter)

12200 Herbert Wayne Court

Suite 150

Huntersville, NC 28078

(704) 992-2000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

9.750% Senior Secured Notes due 2017 of American Tire Distributors, Inc. (the “Notes”)

Guarantee of the Notes by American Tire Distributors Holdings, Inc.

Guarantee of the Notes by Am-Pac Tire Dist. Inc.

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports1:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than three hundred.

Pursuant to the requirements of the Securities Exchange Act of 1934 each of American Tire Distributors Holdings, Inc., American Tire Distributors, Inc. and Am-Pac Tire Dist. Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC. AMERICAN TIRE DISTRIBUTORS, INC.

Date: February 8, 2012	By:	/s/ Jason T. Yaudes
	Name:	Jason T. Yaudes
	Title:	Executive Vice President and Chief Financial Officer
AM-PAC TIRE DIST. INC.

	By:	/s/ Jason T. Yaudes
	Name:	Jason T. Yaudes
	Title:	Vice President and Treasurer

[1]

Notwithstanding the filing of this Form 15, American Tire Distributors Holdings, Inc. will continue to voluntarily file certain reports with the Securities Exchange Commission pursuant to covenants contained in the indenture governing the Notes.